

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Neeraj Kumar
General Counsel
Landa App 2 LLC
6 W. 18th Street
New York, NY 10011

> **Re: Landa App 2 LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 2**
> **Filed June 7, 2022**
> **File No. 024-11648**

Dear Mr. Kumar:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Post-Qualification Amendment on Form 1-A

Master Series Table, page xii

1. We note your response to comment 1. As requested in that comment, please update your master series table to provide the monthly management fee percentage for the series that are not new.

Combined Financial Statements for Landa App 2 LLC, page F-2

2. In your disclosure on page F-172, you indicate that 28 series had acquired properties as of December 31, 2021. However, the combined and combining financial statements of Landa App 2 LLC for the period ended December 31, 2021 only include the financial position and results of operations of 8 series. Please tell us how you determined it was unnecessary to present audited financial statements for the remaining 20 series. Further,

please tell us how you determined it was unnecessary to reflect the activity of these 20 series in the Landa App 2 combined column.

3. We note your statements of members' equity is for the period beginning December 8, 2021 to December 31, 2021. However, your statements of operations and statements of cash flows are for the period from June 15, 2021 to December 31, 2021. Additionally, it appears you were organized in June 2021. Please tell us how you determined it was appropriate to have different inception dates for the different financial statements, or revise for consistency.

Combined Statement of Certain Revenues and Expenses, page F-168

4. We note that the Combined Statement of Certain Revenues and Expenses includes a single line item for "certain operating expenses." Tell us what consideration you gave to providing disaggregated property operating expense information. Reference is made to Rule 8-06 and Rule 3-14 of Regulation S-X.

5. We note your response to comment 6 and your revisions to your offering circular. Please address the following:
    *   We note the narrative introduction to the table on page F-172 indicates that the Property Acquisition Date column may be the date each respective Series acquired the property. However, note (1) to the table indicates that column may be the date the property was purchased by Landa Properties from a third-party seller. To avoid confusion, please tell us what consideration you gave to including a column for the date the properties were acquired by Landa Properties from the third party seller, a column for the date the property was acquired by a series of Landa App 2 LLC, and continuing to present a column for rental operation commencement date. This comment also applies to the table on page F-165 to F-167.
    *   We noted that certain dates in the table on page F-172 are inconsistent with certain dates in your response. Please revise or advise.

General

6. We note your response to comment 7 and the revised Series LLC prices on your website. Please advise us if the various trading prices on the website are linked to PPEX ATS trading prices or otherwise updated for such prices. Do such trading prices reflect actual transactions or are they based on the average of the 10 lowest offers? Please explain to us, if true, how primary and secondary trades are not conducted concurrently. Additionally, with respect to secondary market trading, explain to us how buyers and sellers are able to access pricing information and execute trades on your website, on the PPEX platform, on the Landa App mobile app, or otherwise.

7. We note that Landa Series 6249 Ellenwood Dr. has been removed from this amendment and there is no disclosure providing an explanation as to why it is no longer included. Please advise as to why the series is no longer included.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction